Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910

April 13, 2011

BY EDGAR AND OVERNIGHT MAIL

Mr. Michael McTiernan

Ms. Folake K. Ayoola

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RLJ Lodging Trust
Amendment No. 1 to Registration Statement on Form S-11
Filed March 15, 2011
File No. 333-172011

Dear Mr. McTiernan:

This letter is submitted on behalf of RLJ Lodging Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 4, 2011 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-11 (File No. 333-172011) filed with the Commission on March 15, 2011 (“Amendment No. 1”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of Amendment No. 2, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement since Amendment No.1.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

Page ii

1.                                        We note your response to comment 10 of our comment letter dated March 1, 2011.  Please revise page ii to disclose that the competitive set is determined by you and the management company.  In addition, if accurate, please revise to clarify that the penetration index does not measure your relative share of any particular lodging market, but rather the relative revenue per room generated by each of your properties as compared to the competitive set.

Response to Comment No. 1

In response to the Staff’s comment, the Company has inserted disclosure on page ii of Amendment No. 2 under the heading “Table of Contents” to clarify that a hotel’s competitive set is selected by the Company and the third-party manager of such hotel. The Company also has inserted disclosure on page 62 of Amendment No. 2 to clarify that the RevPAR penetration index is used as an indicator of a hotel’s market share in relation to such hotel’s competitive set and is not necessarily reflective of a hotel’s relative share of any particular lodging market.  The revised disclosure on page 62 is consistent with the disclosure on page 25 under “Risk Factors—Risks Related to Our Business and Properties—The RevPAR penetration index may not accurately reflect our initial hotels’ respective market shares.”

Competitive Strength, page 3

2.                                        We note your response to comment 5 of our comment letter dated March 1, 2011.  Please advise us how investors in Fund II and Fund III are apprised of the performance of those funds.  In addition, please advise us whether Fund II or Fund III have suffered any significant adverse business developments, such as a default on indebtedness or a property foreclosure.  We may have additional comments.

Response to Comment No. 2

The Company acknowledges the second sentence of the Staff’s comment and respectfully submits that investors in Fund II and Fund III receive quarterly reports to apprise them of the performance of each of their funds.

The Company notes that Fund II primarily invested in hotels shortly prior to the economic downturn, and like virtually all other hotel companies, has suffered adverse business developments. The Company notes that it has disclosed on page 65 that the Company recorded an impairment charge totaling $98.4 million, and on page 73 that the Company recorded an impairment charge of $21.5 million, for 22 of its hotels, all of which currently are owned by Fund II, during the years ended December 31, 2009 and 2008, respectively.  In addition, on page F-43, the Company has disclosed that in February 2010, Fund II received a notice of event of default for failure to

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make the required monthly payment on its mortgage loan secured by the New York LaGuardia Airport Marriott, and disclosed on pages ii, iii, 58, 66, F-7, F-11 that this property will be transferred to a third party no later than September 14, 2011.

The Company submits that all of the hotels owned by Fund III were acquired during the period between the middle of 2008 and March 2011, and that none of the hotels owned by Fund III have suffered any adverse business developments during the limited time in which such hotels have been owned by Fund III.

Other Data, page 14

3.                                        Please provide more detailed disclosure about why the specific adjustments you make to FFO and EBITDA facilitate operating performance comparability.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised footnote (1) on page 15, footnote (1) on page 59 and the disclosure on page 74 to clarify that it adjusts FFO for impairment losses because they are non-cash expenses that are generally non-recurring in nature and are not reflective of the Company’s operating performance for comparability purposes.  Similarly, the Company has revised footnote (2) on page 15 and footnote (2) on page 59 to clarify that it adjusts EBITDA for transaction and pursuit costs (because those costs are associated with the Company’s hotel acquisition activities), which do not reflect on the operating performance of the Company’s in-place portfolio.  The Company believes that other hotel REITs make similar adjustments to FFO and EBITDA and that such adjustments are consistent with general industry practice.  Furthermore, the Company believes that such adjustments provide investors with a greater ability to compare the Company’s operating performance with that of other public lodging companies.

Because we will issue a significant number of common shares..., page 46

4.                                        Please clearly disclose the number of shares, including shares underlying OP units, that will be issued in the formation transaction but will not be subject to lock-up agreements.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and notes that the Company currently expects that substantially all of the common shares and OP units to be issued in the formation transactions will be subject to lock-up agreements.  The Company represents that it will provide this information in the amendment to its Registration Statement on Form S-11 that includes the bona fide pricing range. Because the number of common shares and OP units to be issued in the formation transactions will depend on the midpoint of the bona fide price range per share of the Company’s offering set forth on the cover page of the preliminary prospectus and in the final prospectus, the Company expects to include this and other pricing-dependent information in the preliminary prospectus that is

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delivered to prospective investors.  Accordingly, the Company has included language and placeholders on page 46 that contemplates the later inclusion of these numbers.  In addition, in response to the Staff’s comment, the Company has clarified the disclosure on page 46 to show the total number of common shares and OP units that will be issued in the formation transactions that will be subject to lock-up agreements as a percentage of all common shares and OP units to be outstanding after completion of the Company’s offering and its formation transactions.

Distribution Policy, page 51

5.                                        Please advise us why you believe it is appropriate to add back transaction and pursuit costs to estimated cash available for distribution.

Response to Comment No. 5

In response to the Staff’s comment, the Company respectfully submits that its determination to add back transaction and pursuit costs is appropriate in light of the express assumptions set forth in the disclosure on pages 51 and 53.  In particular, the disclosure on page 51 states that “[o]ur estimate [of cash available for distribution] also does not reflect the amount of cash to be used for investing activities for acquisition and other activities, other than recurring capital expenditures.”  Furthermore, the disclosure on page 53 states that “these calculations do not assume any changes to our operations or any acquisitions or dispositions (or any transaction and pursuit costs related thereto)…which would affect our cash flows…” Accordingly, because the Company’s estimate of cash available for distribution assumes that there will be no hotel acquisition activities, the Company believes it is appropriate to add back transaction and pursuit costs, which are costs associated with the Company’s successful and unsuccessful hotel acquisition activities.  Accordingly, the Company believes that Adjusted EBITDA, which includes the add-back for transaction and pursuit costs, provides investors with a better estimate of cash available for distribution than EBITDA.

The U.S. Lodging Industry..., page 87

6.                                        We note your response to comment 15.  Please provide us a more detailed analysis of why the disclosure of RevPAR projections throughout the prospectus that are attributed to Colliers PKF Hospitality Research do not require a consent pursuant to Rule 436.  The disclosed projections appear to be a summary of information provided in a Colliers report and the projections appear to be based on Colliers expertise regarding the lodging industry.

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Response to Comment No. 6

In response to the Staff’s comment, and based on a telephone conference we had with the Staff on April 7, 2011, the Company has inserted additional disclosure on page ii to clarify that the projections provided by Colliers PKF Hospitality Research have not been expertized and therefore Colliers PKF Hospitality Research will have no liability or responsibility whatsoever for any market data and industry forecasts and projections that are contained in the prospectus or otherwise disseminated in connection with the offer or sale of the Company’s common shares.

Exhibit 8.1

7.                                        Please advise us whether the registrant’s REIT status depends on the REIT status of the Subsidiary REITs.  If so, please advise us why assumption (v) on page 5 of the opinion is appropriate.

Response to Comment No. 7

The registrant’s REIT status depends, in part, on the REIT status of the Subsidiary REITs, because if any Subsidiary REIT had previously failed to qualify as a REIT, then the registrant’s REIT status may be in jeopardy.  In response to the Staff’s comment, we have revised the Exhibit 8.1 opinion to delete assumption (v) on page 5. The Company is supplementally delivering this revised Exhibit 8.1 opinion to the Staff, which is attached hereto as Exhibit A.

Omission of Information under Item 401(f)

The Company respectfully advises the Staff that it has omitted certain information from Amendment No. 2 relating to events specified in Item 401(f) of Regulation S-K, which, among other things, requires disclosure of the filing of a bankruptcy or insolvency proceeding by or against a corporation or business association of which a trustee nominee of the Company was an executive officer at or within two years before the time of such filing. The omitted information pertains to two of our trustee nominees, Robert M. La Forgia and Nathaniel A. Davis.

Robert La Forgia

Robert La Forgia, one of the Company’s trustee nominees, was previously affiliated with The Atalon Group, a boutique turnaround management and advisory firm specializing in troubled real estate situations. The Atalon Group’s business model involves assuming control of and restructuring distressed real estate projects through various methods, including the filing of bankruptcy proceedings. Between March 2008 and July 2010, Mr. La Forgia was an executive officer of Lake of Las Vegas JV and its related entities (the “LLVJV Entities”), which The Atalon Group assumed ownership of in January 2008 as part of an arrangement with the LLVJV Entities’ former owners, lenders and administrative agent. In July 2008, The Atalon Group and the LLVJV Entities’ lenders and administrative agent put the LLVJV Entities into bankruptcy as part of the restructuring of the Lake of Las Vegas project.

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The Company respectfully submits that Mr. La Forgia’s prior role, due to his affiliation with a firm specializing in troubled real estate situations, as an executive officer of entities that are involved in bankruptcy proceedings as part of their restructuring is not indicative of Mr. La Forgia’s integrity or ability to serve as a director of a public company. Accordingly, the Company believes that it has properly omitted the foregoing information from Amendment No. 2 because the bankruptcy is not material to an investor’s evaluation of the ability or integrity of Mr. La Forgia to serve as a trustee of the Company.

Nathaniel A. Davis

Nathaniel A. Davis, one of the Company’s trustee nominees, served as president, chief operating officer and a member of the board of directors of XO Communications, a telecommunications service provider, from 2000 to 2003.  XO Communications filed for Chapter 11 bankruptcy in June 2002 and emerged from bankruptcy in 2003.  The Company respectfully submits that this event took place at the far end of the 10-year period for which reporting such events in required.  Since then, Mr. Davis has played a key role in reputable and successful companies, formerly serving as business advisor to Columbia Capital and as chief executive officer, president, chief operating officer and a member of the board of directors of XM Satellite Radio and currently serving as business consultant to RANND Advisory Group.  For these reasons, the Company respectfully submits that it has properly omitted Mr. Davis’s involvement with XO Communications from Amendment No. 2 because it believes Mr. Davis’s role as an executive officer in a company that filed for bankruptcy in 2002 is not material to an investor’s evaluation of Mr. Davis’s integrity or ability to serve as a trustee of the Company.

Graphics and Logo

In connection with the Company’s response to Comment No. 1 in its correspondence with the Staff dated March 15, 2011, the Company is supplementally delivering a copy of its proposed graphics and logo to be inserted on the cover of its prospectus.

Revolving Credit Facility

Since the Company’s filing of Amendment No. 1 on March 15, 2011, the Company has received a commitment letter from affiliates of certain of its underwriters for a three-year, $300 million unsecured revolving credit facility. In connection with the Company’s response to Comment No. 12  in its correspondence with the Staff dated March 15, 2011, the Company is supplementally delivering to the Staff a fully-executed copy of the commitment letter with respect to the revolving credit facility, which the Company expects to enter into concurrently with the closing of the offering.

*  *  *  *

The Company respectfully believes that the proposed modifications to Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 637-5868.

Sincerely,

/s/ David W. Bonser
David W. Bonser

cc:	Thomas J. Baltimore, Jr.
Leslie D. Hale

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RLJ Lodging Trust

Edward F. Petrosky

Bartholomew A. Sheehan, III

Sidley Austin LLP

J. Warren Gorrell, Jr.

James E. Showen

Hogan Lovells US LLP

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Exhibit A

Exhibit 8.1 Opinion

Exhibit 8.1

[•], 2011

Board of Trustees

RLJ Lodging Trust

3 Bethesda Metro Center

Suite 1000

Bethesda, MD  20814

Ladies and Gentlemen:

We are acting as counsel to RLJ Lodging Trust, a Maryland real estate investment trust (the “Company”), in connection with (i) its registration statement on Form S-11, as amended (file no. 333-172011) (the “Registration Statement,” which includes the “Prospectus”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the proposed initial public offering of up to [•] common shares of beneficial interest (including [•] common shares of beneficial interest that may be purchased pursuant to the overallotment option), par value $0.01 per share, of the Company, and (ii) the series of transactions related to such initial public offering referred to collectively in the Prospectus as the “formation transactions” under the caption “Structure and Formation of Our Company — Formation Transactions,” including, without limitation:

•                  the merger of RLJ Lodging Fund II, L.P. and RLJ Lodging Fund II (PF #1), L.P. (each a Delaware limited partnership and, collectively, “Fund II”) with and into the Company, with the Company surviving (the “Fund II Merger”), on the terms and subject to the conditions set forth in that certain merger agreement by and among Fund II, the Company, and RLJ Capital Partners II, LLC, a Delaware limited liability company, dated February 1, 2011 (the “Fund II Merger Agreement”),

•                  the merger of RLJ Real Estate Fund III, L.P. and RLJ Real Estate Fund III (PF #1), L.P. (each a Delaware limited partnership and, collectively, “Fund III”), with and into the Company, with the Company surviving (the “Fund III Merger” and, collectively with the Fund II Merger, the “Primary Mergers”), on the terms and subject to the conditions set forth in that certain merger agreement by and among Fund III, the Company and RLJ Capital Partners III,

LLC, a Delaware limited liability company, dated February 1, 2011 (the “Fund III Merger Agreement” and, collectively with the Fund II Merger Agreement, the “Fund Merger Agreements”),

•                  immediately following the Primary Mergers, and as an integrated step in a single plan with the Primary Mergers, the merger of each of the subsidiary real estate investment trusts of Fund II, RLJ Lodging II REIT, LLC and RLJ Lodging II REIT (PF #1), LLC (each, a Delaware limited liability company that has elected to be taxed as a “real estate investment trust” (a “REIT”) within the meaning of Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the “Code”), and, collectively, the “Fund II REITs”), and certain of the subsidiary REITs of Fund III, RLJ Real Estate III REIT, LLC and RLJ Real Estate III REIT (PF #1), LLC (each, a Delaware limited liability company that has elected to be taxed as a REIT for U.S. federal income tax purposes, collectively, the “Fund III REITs,” and, collectively with the Fund II REITs, the “Old REITs”), with and into the Company, with the Company surviving each of the mergers (each, a “Secondary Merger,” and, collectively, the “Secondary Mergers,” and the Secondary Mergers together with the Primary Mergers, the “Integrated Mergers”), on the terms and subject to the conditions set forth in that certain merger agreement by and among the Company and the Fund II REITs, dated [•], 2011 (the “Fund II REIT Merger Agreement”), and in that certain merger agreement by and among the Company and the Fund III REITs, dated [•], 2011 (the “Fund III REIT Merger Agreement” and, collectively with the Fund II REIT Merger Agreement, the “REIT Merger Agreements,” and, collectively with the Fund Merger Agreements, the “Merger Agreements”); and

•                  as a result of the Secondary Mergers, the cancellation, for no consideration, of the membership interests acquired by the Company in each of the Old REITs, and the cancellation, in exchange for cash in an amount equal to the current applicable redemption price, of all of the preferred units of each Old REIT.

In connection with the filing of the Registration Statement, we have been asked to provide you with this letter regarding the Company’s qualification as a REIT for U.S. federal income tax purposes and certain other U.S. federal income tax matters.  Capitalized terms used herein, unless otherwise defined in the body of this letter, shall have the meanings set forth in Appendix A.

Bases for Opinions

The opinions set forth in this letter are based on relevant current provisions of the Code, Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof.  These provisions and interpretations are subject to change by the IRS, Congress and the courts (as applicable), which may or may not be retroactive in effect and that might result in material modifications of our opinions.  Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future.  In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the following opinions, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for the opinions, including, but not limited to, the following documents (including all exhibits and schedules thereto) which we have, with your consent, relied upon (without any independent investigation or review thereof):

(1)                                  the Registration Statement, including the Prospectus;

(2)                                  each of the Merger Agreements;

(3)                                  the Declaration of Trust of the Company, dated as of January 31, 2011, as amended through the date hereof (the “Articles of Declaration of Trust”);

(4)                                  the [amended and restated] agreement of limited partnership, dated [•], 2011, of RLJ Lodging Trust, L.P., a Delaware limited partnership (“RLJ LP”);

(5)                                  the Limited Liability Company Agreement of RLJ Lodging II REIT, LLC, dated April 6, 2006, and the First Amendment thereto, dated October 3, 2006, the Limited Liability Company Agreement of RLJ Lodging II REIT (PF #1), LLC, dated April 6, 2006, and the First Amendment thereto, dated October 3, 2006, the Limited Liability Company Agreement of RLJ Real Estate III REIT, LLC, dated July 27, 2007, and the First Amendment thereto, dated December 17, 2007, and the Limited Liability Company Agreement of RLJ Real Estate III REIT (PF #1), LLC, dated July 27, 2007, and the First Amendment thereto, dated December 17, 2007, all as amended through the date hereof;

(6)                                  the Third Amended and Restated Limited Partnership Agreement of RLJ Lodging Fund II, L.P., dated January 15, 2007, the Second Amended and Restated Limited Partnership Agreement of RLJ Lodging Fund II (PF #1), L.P., dated January 15, 2007, the Second Amended and Restated Limited Partnership Agreement of RLJ Real Estate Fund III, L.P., dated April 3, 2009, and the Second Amended and Restated Limited Partnership Agreement of RLJ Real Estate Fund III (PF #1), L.P., dated April 3, 2009;

(7)                                  the merger agreement dated [•], 2011 by and among RLJ Lodging Trust, L.P., a Delaware limited partnership, RLJ Lodging II Master, LLC, a Delaware limited liability company, and RLJ Real Estate III Master, LLC, a Delaware limited liability company;

(8)                                  the Limited Liability Company Agreement of RLJ Lodging II Master, LLC, dated April 6, 2006, and the Limited Liability Company Agreement of RLJ Real Estate III Master, LLC, dated July 27, 2007;

(9)                                  the Certificate of Incorporation of Lodgian Denver LLC, dated July 13, 2010, [the formation documents of Lodgian Buckhead, Inc., dated [•]], and the Amended and Restated Certificate of Formation of Service Center Associates, Inc., dated July 16, 2010;

(10)                            certain of the Leases; and

(11)                            such other documents as we deemed necessary or appropriate.

The documents referred to in clauses (1) through (11) above are referred to hereinafter as the “Reviewed Documents.”

The opinions set forth in this letter are premised on, among other things, the written representations of the Company, RLJ LP, Fund II, Fund III and the Old REITs contained in a letter to us dated as of the date hereof (the “Management Representation Letter”).  Although we have discussed the Management Representation Letter with the signatories thereto, for purposes of rendering our opinions, we have not made an independent investigation or audit of the facts set forth in the Reviewed Documents and the Management Representation Letter. We consequently have relied upon the representations and statements set forth in the Reviewed Documents and the Management Representation Letter and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects.

In this regard, we have assumed or obtained representations regarding (and, with your consent, are relying upon) the following:

(i)                                     that (A) all of the representations and statements set forth in the Reviewed Documents and the Management Representation Letter are true, correct, and complete, (B) any representation or statement made as a belief or made “to the knowledge of” or similarly qualified is correct and accurate as if made without such qualification, and that such representation or statement will continue to be correct and accurate, without such qualification, (C) each of the Reviewed Documents that constitutes an agreement, or each agreement described in a

Reviewed Document or in the Management Representation Letter, is valid and binding in accordance with its terms, and (D) each of the obligations imposed by or described in the Reviewed Documents or in the Management Representation Letter, including, without limitation, the obligations imposed under the Articles of Declaration of Trust of the Company and the Limited Liability Company Agreements of each of the Old REITs, as amended, has been and will continue to be performed or satisfied in accordance with its terms;

(ii)                                  the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made;

(iii)                               that any documents as to which we have reviewed only a form were or will be duly executed without material changes from the form reviewed by us;

(iv)                              that (A) each of the Primary Mergers and the Secondary Mergers will be consummated in accordance with the applicable Fund Merger Agreement or REIT Merger Agreement, respectively, and in accordance with, and will qualify as a merger under, applicable state law; and (B) each other transaction described as part of the “formation transactions” under the caption “Structure and Formation of Our Company — Formation Transactions” in the Prospectus will be consummated in accordance with the applicable transaction document;

(v)                                 that, from and after the date of this letter, the Company will comply with its representation contained in the Management Representation Letter that it will utilize all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code, and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code in order to correct any violations of the applicable REIT qualification requirements of Sections 856 and 857 of the Code, to the full extent the remedies under such provisions are available, but only to the extent available.

Any material variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including, in particular, the Registration Statement, including the Prospectus, and the Management Representation Letter) may adversely affect the conclusions stated herein.

Opinions

Based upon, subject to, and limited by the assumptions and qualifications set forth herein (including those set forth below), we are of the opinion that:

(1)                                  the Company has been organized in conformity with the requirements for qualification and taxation as REIT under the Code, and the Company’s current organization and proposed method of operation (as described in the Registration Statement, including the Prospectus, and the Management Representation Letter), giving effect to the Integrated Mergers, will enable it to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31, 2011, and for future taxable years;

(2)                                  commencing with the taxable year ending December 31, 2006, in the case of the Fund II REITS, and December 31, 2007, in the case of the Fund III REITs, each of the Old REITs has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code;

(3)                                  commencing with the taxable year ending December 31, 2006, in the case of Fund II, and December 31, 2007, in the case of Fund III, each of Fund II and Fund III has been since its formation, and continues to be, treated for U.S. federal income tax purposes as a partnership and not as a corporation or association taxable as a corporation; and

(4)                                  the portions of the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” that describe provisions of applicable U.S. federal income tax law are correct in all material respects as of the date hereof.

* * * * *

The qualification and taxation of each of the Company and the Old REITs as a REIT depends in particular upon whether each of the Leases is respected as a lease for federal income tax purposes.  If one or more Leases are not respected as leases for federal income tax purposes, the Company may fail to qualify as a REIT, or one or more of the Old REITs or the Subsidiary

REITs may be determined to have failed to qualify as a REIT in one or more taxable years.  Following the Integrated Mergers, the failure of one or more of the Old REITs or the Subsidiary REITs to have qualified as a REIT in any year may cause the Company also to fail to qualify as a REIT unless certain requirements are satisfied.  The determination of whether the Leases are leases for federal income tax purposes is highly dependent on specific facts and circumstances.  In addition, for the rents payable under a Lease to qualify as “rents from real property” under the Code, the rental provisions of the Leases and the other terms thereof must conform with normal business practice and not be used as a means to base the rent paid on the income or profits of the lessees.  In delivering the opinions set forth above relating to the qualification and taxation of each of the Company and the Old REITs as REITs under the Code, we expressly rely upon, among other things, the representations in the Management Representation Letter as to various factual matters with respect to the Leases, including representations as to the commercial reasonableness of the economic and other terms of the Leases at the times the Leases were originally entered into and subsequently renewed or extended (and taking into account for this purpose changes to the economic and other terms of the Leases pursuant to subsequent amendments), the intent and economic expectations of the parties to the Leases, the allocation of various economic risks between the parties to the Leases, taking into account all surrounding facts and circumstances, the conformity of the rental provisions and other terms of the Leases with normal business practice, the conduct of the parties to the Leases, and the conclusion that such terms are not being, and will not be, used as a means to base the rent paid on the income or profits of the Lessees.  We express no opinion as to any of the economic terms of the Leases, the commercial reasonableness thereof, or whether the actual economic relationships created thereby are such that the Leases will be respected for federal income tax purposes or whether the rental and other terms of the Leases conform with normal business practice (and are not being used as a means to base the rent paid on the income or profits of the Lessees).

The Company’s qualification and taxation as a REIT under the Code will depend upon the ability of the Company to meet on an ongoing basis (through actual quarterly and annual operating results, distribution levels, diversity of stock ownership and otherwise) the various qualification tests imposed under the Code, and upon the Company utilizing any and all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code to correct violations of specified REIT qualification requirements of Sections 856 and 857 of the Code.  Our opinions set forth above do not foreclose the possibility that the Company may have to utilize one or more of these “savings provisions” in the future, which could require the Company to pay an excise or penalty tax (which could be significant in amount) in order to maintain its REIT qualification.  We have not undertaken to review the Company’s compliance with these requirements on a continuing basis.  Accordingly, no assurance can be given that the actual results of the Company’s operations, the sources of its income, the nature of its assets, the level of its distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

This opinion letter addresses only the specific federal income tax matters set forth above and does not address any other federal, state, local or foreign tax issues.

This opinion letter has been prepared for your use in connection with the filing of the Registration Statement and speaks as of the date hereof.  We assume no obligation by reason of this opinion letter or otherwise to advise you of any changes in our opinion subsequent to the delivery of this opinion letter.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and to the reference to Hogan Lovells US LLP under the caption “Legal Matters” in the Prospectus.  In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

DRAFT

HOGAN LOVELLS US LLP

Appendix A

Definitions

“Hotel” means each hotel in which the Company will have, after giving effect to the Integrated Mergers, or any Old REIT has had, before giving effect to the Integrated Mergers, a direct or indirect interest.

“Lease” means any real estate lease pursuant to which an Old REIT or the Company, directly or through a Subsidiary REIT and/or one or more Partnership Subsidiaries, leased or leases a Hotel or other Real Property to a Lessee, taking into account all subsequent amendments, renewals and/or extensions.

“Lessee” mean any TRS Lessee or any other party that leases one or more Hotels or other leased Real Property pursuant to a Lease.

“Master LLC” means either RLJ Lodging II Master, LLC or RLJ Real Estate III Master, LLC.

“Partnership Subsidiary” means any of RLJ LP and each Master LLC, partnership, limited liability company, or other entity treated as a partnership for federal income tax purposes or disregarded as a separate entity for federal income tax purposes in which either the Company, an Old REIT, or a Subsidiary REIT owns (or owned) an interest, either directly or through one or more other partnerships, limited liability companies or other entities treated as a partnership for federal income tax purposes or disregarded as a separate entity for federal income tax purposes (whether or not the interest is (or was) a controlling interest in, or otherwise represents (or represented) the ability to control or direct the operation of, such entity).  Notwithstanding the foregoing, the term “Partnership Subsidiary” shall not in any way be deemed to include a TRS or subsidiaries thereof.

“Real Property” means real property, including interests in real property and interests in mortgages on real property.

“Subsidiary REIT” means any of Lodgian Denver LLC, Servico Centre Associates, Inc. and Lodgian Buckhead, Inc.

“TRS” means a “taxable REIT subsidiary,” as described in Section 856(l) of the Code.  Any entity taxable as a corporation in which a TRS of a REIT owns (x) securities possessing more than 35% of the total voting power of the outstanding securities of such entity or (y) securities having a value of more than 35% of the total value of the outstanding securities of such entity shall also be treated as a TRS of such REIT whether or not a separate election is made with respect to such other entity.

“TRS Lessee” means any lessee of a Hotel that is a TRS.

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